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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 6)*


                                 Manville Corporation

                                   (Name of Issuer)

                         Warrants (To Purchase Common Stock)

                            (Title of Class of Securities)

                                      565020112

                                    (CUSIP Number)


        Check the following box if a fee is being paid with this statement
        / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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                                         13G
        CUSIP No.  565020112

        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Kalb, Voorhis & Co.
        ______________________________________________________________________
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                       (b) / /
        ______________________________________________________________________
        3  SEC USE ONLY

        ______________________________________________________________________
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
        ______________________________________________________________________
                            5  SOLE VOTING POWER  As of the last day of the
                            calendar year ending December 31, 1994, 1,326,916
        NUMBER OF           shares were held in the aggregate by (a) various
        SHARES              discretionary accounts for customers (956,916)
        BENEFICIALLY        and (b) Kalb, Voorhis & Co.'s proprietary accounts
        OWNED BY            (370,000).
        EACH                ______________________________________________
        REPORTING           6  SHARED VOTING POWER
        PERSON
        WITH                    None
                            ______________________________________________
                            7  SOLE DISPOSITIVE POWER  As of the last day of
                            the calendar year ending December 31, 1994,
                            1,326,916 shares were held in the aggregate by (a)
                            various discretionary accounts for customers
                            (956,916) and (b) Kalb, Voorhis & Co.'s
                            proprietary accounts (370,000).
                            ______________________________________________
                            8  SHARED DISPOSITIVE POWER

                               None
        ______________________________________________________________________
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           For calendar year ending December 31, 1994, 1,326,916 shares were held in discretionary accounts for customers and Kalb, Voorhis & Co.'s proprietary accounts.
        ______________________________________________________________________
        10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                         / /
        ______________________________________________________________________
        11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            19.0%
        ______________________________________________________________________
        12  TYPE OF REPORTING PERSON*
             BD
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        Item 1.

           (a)    Name of Issuer: Manville Corporation

           (b)    Address of Issuer's Principal Executive Offices:
                            P.O. Box 5108
                            Denver, Colorado 80217-5108

        Item 2.

           (a)    Name of Person Filing:  Kalb, Voorhis & Co.

           (b)    Address of Principal Business Office or, if none, Residence:

                            27 William Street
                            New York, New York 10005

           (c)    Citizenship: United States

           (d)    Title of Class of Securities:

                      Warrants to purchase shares of common stock

           (e)    CUSIP Number: 565020112


        Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a)    /X/  Broker or Dealer registered under Section 15 of the Act
           (b)    / /  Bank as defined in section 3(a)(6) of the Act
           (c)    / /  Insurance company as defined in section 3(a)(19) of the
                       Act
           (d)    / /  Investment Company registered under section 8 of the
                       Investment Company Act
           (e)    / /  Investment Adviser registered under section 203 of the
                       Investment Advisers Act of 1940
           (f)    / /  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
           (g)    / /  Parent Holding Company, in accordance with Section
                       240.13d-1(b)(ii)(G)(Note: See Item 7)
           (h)    / /  Group, in accordance with Section
                       240.13d-1(b)(1)(ii)(H)


        Item 4.   Ownership

           If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
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           (a)    Amount Beneficially Owned: 1,326,916 shares held in the
                  aggregate by various discretionary accounts for customers and Kalb, Voorhis & Co.'s proprietary accounts. Of that total, 956,916 customer shares were held in the aggregate by discretionary accounts and 370,000 shares were held in the proprietary accounts of Kalb, Voorhis & Co.

           (b)    Percent of Class: 19.0%
           (c)    Number of shares as to which such person has:

                           (i)    sole power to vote or to direct the
                                  vote: 1,326,916

                           (ii)   shared power to vote or to direct the
                                  vote: None

                           (iii) sole power to dispose or to direct the disposition of: 1,326,916

                           (iv) shared power to dispose or to direct the disposition of: None



        Item 5.   Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.


        Item 6.   Ownership of More than Five Percent on Behalf of Another
                  Person.

                  As of the last day of the calendar year ending December 31, 1994, 1,326,916 shares were held in the aggregate in various discretionary accounts for customers and Kalb, Voorhis & Co.s' proprietary accounts. All of the customers, whose aggregate holdings total 956,916, retain the right to receive any dividends and the proceeds from any sale of the shares. Kalb, Voorhis & Co. retains the right to receive any dividends and the proceeds from any sale of the 370,000 shares held in its proprietary accounts. No single customer account has an interest in five percent or more of the shares held at Kalb, Voorhis & Co.

        Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable


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        Item 8.   Identification and Classification of Members of the Group

                  Not Applicable

        Item 9.   Notice of Dissolution of Group

                  Not Applicable

        Item 10.  Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        February 7, 1995




                                                  Mark R. Feller
                                                  ___________________________

                                                  President of MRF, Inc.
                                                  a General Partner of
                                                  Kalb, Voorhis & Co.


















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